Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

April 30, 2013	TSX: TMM, NYSE.MKT: TGD

NEWS RELEASE

Timmins Gold intersects 72 meters of 1.6 gpt gold,
15 meters of 4.2 gpt gold and 14 meters of 3.2 gpt gold at San Francisco Pit

Timmins Gold Corp. (TSX: TMM, NYSE.MKT: TGD) is pleased to announce that its ongoing drill program continues to extend and expand the mineralization at the San Francisco Gold Mine, located in the State of Sonora, Mexico. The San Francisco Gold Mine is comprised of two pits, the larger San Francisco Pit (SF Pit) and La Chicharra Pit (LC Pit) located approximately 1.5 km to the west. A total of 107,315 meters in 476 holes were drilled from October, 2012 to the end of February, 2013, the highlights of which are reported below. A further 42,000 meters were drilled in March and April mainly at the SF Pit and management estimates that an additional 30,000 meters will be drilled at the SF Pit to the end of May at which point the drill program will be completed. The results of the drilling will be used to provide an updated Technical Report which is expected by August.

San Francisco

A total of 28,170 meters in 125 holes (reverse circulation) were drilled inside, beneath and directly around the SF Pit. Drilling was designed as infill drilling to both fill in voids in the block model and convert existing previously drilled inferred ounces into the measured and indicated categories. Assay results received to date indicate that the program has been successful in reaching these goals. Highlights of the assays received from this program (rounded to the nearest decimal) include 72 meters of 1.6 gpt gold in Hole TF-3115, 27 meters of 2.5 gpt gold in Hole TF-3052, 24 meters of 2.2 gpt gold in Hole TF-3017, 18 meters of 2 gpt gold in Hole TF-3113, 38 meters of 1.2 gpt gold in Hole 3109, 32 meters of 1.3 gpt gold and 6 meters of 3.6 gpt gold in Hole TF-3035, 23 meters of 1.7 gpt gold in Hole TF-3049, 35 meters of 1.2 gpt gold in Hole TF-3126, 15 meters of 4.2 gpt gold in Hole TF-3003 and 14 meters of 3.2 gpt gold in Hole TF-3029.

La Chicharra

Highlights of the assays received from the 51,949 meters drilled in 229 holes (reverse circulation) at LC Pit include 13.7 meters of 2.3 gpt gold in Hole TF-2990, 15 meters of 1.1 gpt gold in Hole TF-2675, 33 meters of 1 gpt gold in Hole TF-2691, 13.7 meters of 1.35 gpt gold in Hole TF-2977, 13.7 meters of 1.2 gpt gold in Hole TF-2907, and 4.6 meters of 6 gpt gold in Hole TF-2939 (all rounded to the nearest decimal). Drilling was designed as infill drilling to both fill in voids in the block model and convert existing previously drilled inferred ounces into the measured and indicated categories. Assay results received to date indicate that the program has been successful in reaching these goals.

San Francisco East

A limited core drill program of four holes was drilled approximately 1 km to the east of the SF Pit. The most significant intercepts were from Hole TFD-141, which was drilled to a depth of 1,304 meters. The drilling intersected numerous lenses of mineralization to the bottom of the hole. The most significant intercepts were 1.5 meters of 15 g/t gold at a depth of 147 meters, 1.5 meters of 6.76 g/t gold at a depth of at 274.5 meters, and 9.00 meters of 8.166 g/t gold which includes 1.50 meters of 47.6 g/t gold at a depth of 288.0 meters. From 465.0 meters to 496.50 meters an interval of 31.50 meters of 0.562 g/t gold including 1.50 meters of 6.041 g/t gold was intersected. The results of this hole are significant since they confirm gold mineralization to a depth of more than 1,000 meters and demonstrate the continuity of the mineral trend along a strike length of at least 4,000 meters.

The tables below highlight the better intercepts from the reverse circulation drilling at San Francisco and La Chicharra from October to the end of February:

San Francisco

			Drill Intersections
Drill Hole Number	Depth (m)	Section Line	From (m)	To (m)	True Width (m)	Au g/t
TF-3003	234.7	640 W	0.00	15.2	15.2	4.3
		includes	0.00	3.1	3.1	13.95
		includes	6.10	13.7	7.6	2.39
		and	19.81	21.3	1.5	0.29
		and	76.20	77.7	1.5	0.20
		and	85.34	86.9	1.5	0.77
		and	105.16	108.2	3.0	0.49
		and	118.87	120.4	1.5	0.48
		and	123.44	128.0	4.5	0.26
		and	141.73	144.8	3.1	0.63
		and	152.40	204.2	51.8	0.89
		includes	152.40	155.5	3.1	4.36
		includes	184.40	187.5	3.1	2.08
		and	208.79	213.4	4.6	1.09
		includes	208.79	210.3	1.5	2.94
		and	217.93	222.5	4.6	0.30
TF-3017	277.37	1060 W	15.24	36.1	20.8	0.36
		and	42.67	48.8	6.1	1.94
		includes	42.67	45.7	3.1	3.70
		and	54.86	67.1	12.2	0.30
		and	74.68	91.4	16.8	0.24
		and	94.49	105.2	10.7	0.29

			Drill Intersections
Drill Hole Number	Depth (m)	Section Line	From (m)	To (m)	True Width (m)	Au g/t
		and	118.87	143.3	24.4	2.20
		includes	124.97	126.5	1.5	2.19
		includes	128.02	129.5	1.5	3.95
		includes	137.16	140.2	3.1	10.00
		and	149.35	155.5	6.1	0.45
		and	164.59	170.7	6.1	0.25
		and	204.22	205.7	1.5	0.45
		and	210.31	228.6	18.3	0.22
		and	242.32	243.8	1.5	0.33
		and	252.98	256.0	3.1	0.32
TF-3029	307.85	960 W	41.15	50.3	9.1	0.24
		and	86.87	102.1	15.2	1.50
		includes	89.92	91.4	1.5	9.29
		includes	99.06	100.6	1.5	2.26
		and	108.20	109.7	1.5	0.12
		and	126.49	128.0	1.5	1.73
		and	134.11	138.7	4.6	0.34
		and	141.73	144.8	3.1	0.29
		and	153.92	169.2	15.2	0.50
		and	176.78	181.4	4.6	0.59
		and	195.07	210.3	15.2	0.67
		includes	196.60	198.1	1.5	2.61
		includes	204.22	205.7	1.5	2.27
		and	220.98	237.7	16.8	0.45
		includes	224.03	225.6	1.5	2.14
		and	284.99	298.7	13.7	3.21
		includes	284.99	291.1	6.1	6.86
		includes	284.99	286.5	1.5	9.26
		includes	288.04	289.6	1.5	14.00
		includes	289.56	291.1	1.5	3.27
TF-3035	182.88	1060 W	1.52	4.6	3.1	0.28
		and	45.72	77.7	32.0	1.30
		includes	50.29	51.8	1.5	5.54
		and	94.49	96.0	1.5	0.38
		and	103.63	109.7	6.1	3.56
		includes	106.68	109.7	3.1	6.48
		and	124.97	126.5	1.5	0.47

			Drill Intersections
Drill Hole Number	Depth (m)	Section Line	From (m)	To (m)	True Width (m)	Au g/t
		and	143.26	144.8	1.5	0.21
		and	179.83	182.9	3.1	2.99
		includes	179.83	181.4	1.5	5.53
TF-3049	224.03	1000 W	42.67	45.7	3.1	0.24
		and	83.82	86.8	3.1	0.39
		and	96.01	108.2	12.2	0.59
		and	117.34	140.2	22.9	1.71
		includes	117.34	118.9	1.5	8.65
		includes	121.92	123.4	1.5	4.28
		includes	124.97	126.5	1.5	7.02
		and	146.30	147.8	1.5	0.21
		and	156.97	163.1	6.1	0.20
		and	192.02	193.6	1.5	0.20
		and	213.36	222.5	9.1	1.52
		includes	213.36	214.9	1.5	7.63
TF-3052	249.94	60 W	16.76	21.3	4.6	0.27
		and	42.67	48.8	6.1	0.24
		and	59.44	64.0	4.6	0.25
		and	76.20	77.7	1.5	0.48
		and	123.44	134.1	10.7	0.24
		and	149.35	150.9	1.5	0.18
		and	161.54	189.0	27.4	2.52
		includes	172.21	175.3	3.1	19.39
		and	219.46	221.0	1.5	0.58
		and	236.22	237.8	1.5	0.33
TF-3109	289.56	920 W	0.00	4.6	4.6	0.62
		and	13.72	19.8	6.1	0.20
		and	42.67	50.3	7.6	0.22
		and	56.39	74.7	18.3	0.44
		and	103.63	109.7	6.1	1.01
		includes	103.63	105.2	1.5	3.58
		and	132.59	143.3	10.7	0.27
		and	155.45	157.0	1.5	0.19
		and	172.21	173.7	1.5	0.50
		and	201.17	204.2	3.1	0.34
		and	217.93	222.5	4.6	0.90
		and	243.84	245.4	1.5	0.26

			Drill Intersections
Drill Hole Number	Depth (m)	Section Line	From (m)	To (m)	True Width (m)	Au g/t
TF-3113	280.41	780 W	0.00	7.6	7.6	1.47
		includes	0.00	1.5	1.5	2.01
		and	35.05	41.2	6.1	0.72
		and	60.96	79.3	18.3	1.94
		includes	62.48	68.6	6.1	4.48
		includes	71.63	73.2	1.5	2.14
		and	85.34	86.9	1.5	0.53
		and	92.96	102.1	9.2	0.21
		and	106.68	117.4	10.7	2.23
		includes	106.68	108.2	1.5	12.95
		and	124.97	189.0	64.0	0.65
		includes	124.97	126.5	1.5	3.44
		includes	160.02	161.6	1.5	4.43
		and	213.36	233.2	19.8	1.08
		includes	214.88	216.4	1.5	9.22
		and	248.41	251.5	3.1	0.29
		and	254.51	256.0	1.5	0.27
TF-3115	260.60	780 W	0.00	15.2	15.2	0.92
		includes	10.67	12.2	1.5	4.63
		and	38.10	45.7	7.6	2.54
		includes	42.67	44.2	1.5	9.50
		and	70.10	134.1	64.0	0.50
		includes	70.10	71.6	1.5	3.43
		and	141.73	153.9	12.2	0.50
		and	178.31	181.4	3.1	0.32
		and	187.45	259.1	71.6	1.56
		includes	205.74	221.0	15.2	4.93
TF-3126	352.04	660 W	9.14	12.2	3.1	0.56
		and	21.34	27.4	6.1	0.28
		and	32.00	45.7	13.7	0.65
		includes	36.58	38.1	1.5	2.05
		and	67.06	71.6	4.6	0.27
		and	129.54	149.4	19.8	0.67
		includes	135.64	137.2	1.5	3.53
		and	166.12	173.7	7.6	0.45
		and	179.83	181.4	1.5	0.55
		and	187.45	193.6	6.1	0.27

			Drill Intersections
Drill Hole Number	Depth (m)	Section Line	From (m)	To (m)	True Width (m)	Au g/t
		and	216.41	217.9	1.5	0.61
		and	222.50	228.6	6.1	0.59
		and	233.17	268.2	35.1	1.23
		includes	240.79	243.8	3.1	6.10
		includes	252.98	256.0	3.1	2.90
		includes	257.56	259.1	1.5	2.43
		and	277.37	312.4	35.1	0.28
		and	315.47	326.1	10.7	0.38

La Chicharra

			Drill Intersections
Drill Hole Number	Depth (m)	Section Line	From (m)	To (m)	True Width (m)	Au g/t
TF-2675	231.65	3420W	18.29	19.8	1.5	0.17
		and	32.00	38.1	6.1	0.17
		and	62.48	64.0	1.5	0.38
		and	79.25	94.5	15.2	1.16
		includes	83.82	86.9	3.1	3.37
		includes	89.92	91.4	1.5	1.48
		includes	92.96	94.5	1.5	1.78
		and	109.73	112.8	3.1	0.24
		and	121.92	123.4	1.5	0.45
		and	140.21	144.8	4.6	0.22
TF-2691	249.94	2780W	45.72	51.8	6.1	0.36
		includes	47.24	48.8	1.5	1.11
		and	71.63	73.2	1.5	0.48
		and	164.59	198.1	33.5	1.03
		includes	166.12	172.2	6.1	2.60
		includes	181.36	185.9	6.1	1.64
		includes	196.60	198.1	1.5	1.09
		and	217.93	224.0	6.1	0.17
TF-2907	249.94	3460W	57.91	71.6	13.7	1.25
		includes	65.53	67.1	1.5	2.26
		includes	68.58	70.1	1.5	6.52
		and	80.77	85.3	4.6	0.38
		and	179.83	184.4	4.6	10.97

			Drill Intersections
Drill Hole Number	Depth (m)	Section Line	From (m)	To (m)	True Width (m)	Au g/t
		includes	181.36	182.9	1.5	32.43
		and	188.98	190.5	1.5	0.18
		and	205.74	207.3	1.5	0.18
TF-2939	219.46	2940W	36.58	41.2	4.6	5.93
		includes	38.10	39.6	1.5	16.60
		and	149.35	152.4	3.1	0.23
		and	198.12	216.4	18.3	0.31
TF-2990	249.94	3340W	56.39	57.91	1.52	0.488
		and	102.11	108.20	6.10	0.257
		and	135.64	138.68	3.05	0.774
		includes	135.64	137.16	1.52	1.453
		and	141.73	143.26	1.52	0.682
		and	225.55	239.27	13.72	2.308
		includes	234.70	237.74	3.05	8.715
		includes	234.70	236.22	1.52	16.190
TF-2977	249.94	3200W	76.20	89.92	13.72	1.347
		includes	85.34	88.39	3.05	4.704
		and	131.06	134.11	3.05	0.211
		and	144.78	147.83	3.05	0.197

The size of the gold mineralization zone, its presence within large shear zones and the continuous nature of the gold within these zones form the basis of management’s belief that the ongoing drill program could lead to a significant increase in the estimated mineral resources at the San Francisco mine and could potentially also lead to the discovery of additional satellite deposits within Timmins Gold’s existing land package. The orogenic nature of the deposit may provide the potential for the discovery of high grade feeders at depth.

Strict sampling and QA-QC protocol were followed to ensure the best practices in sampling and analysis of the drill samples. Duplicates, standards and blanks were inserted into the sampling stream at intervals of 25 samples. Assays were performed by Inspectorate and ALS Chemex Labs and a minimum of ten per cent of the original samples assayed by Inspectorate were sent to other independent labs for check assays. The check assays were cross-referenced and the results verified.

This press release was reviewed and prepared by Lawrence A. Dick, Ph.D., P.Geo, who is a consultant to the Company and is recognized as a Qualified Person under the guidelines of National Instrument 43-101 and by Miguel Soto, P. Geo., a director and the Vice-President of Exploration of the Company. For further information contact Timmins Gold Corp. at 604-682-4002 or go to the website at www.timminsgold.com.

On behalf of the Board:	For further information:

Bruce Bragagnolo, LLB	Alex P. Tsakumis
Chief Executive Officer	Vice President, Corporate Development
604-638-8980	604-638-8976
bruce@timminsgold.com	alex@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, the results of the Company’s drilling program, estimated mineral reserves and resources, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.